

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2006

Mr. William B. Hayes
Executive Vice President –
Chief Financial Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

> **Re: Laboratory Corporation of America Holdings**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 1-11353**

Dear Mr. Hayes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies